SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name: JPMorgan Private Markets Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

277 Park Avenue

New York, New York 10172

Telephone Number (including area code): (212)-648-2293

Name and address of agent for service of process:

Ashmi Mehrotra

J.P. Morgan Investment Management Inc.

277 Park Avenue

New York, New York 10172

With copies of Notices and Communications to:

Rajib Chanda

Ryan P. Brizek

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A:  YES  ☒    NO  ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 13th day of October, 2022.

JPMORGAN PRIVATE MARKETS FUND

By:	/s/ Ashmi Mehrotra
Name:	Ashmi Mehrotra
Title:	Trustee

Attest:	/s/ Tyler Jayroe
Name:	Tyler Jayroe
Title:	Managing Director, J.P. Morgan Investment Management Inc.